

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

John A. Kanas
Chairman, President and Chief Executive Officer
BankUnited, Inc.
14817 Oak Lane
Miami Lakes, Florida 33016

> **Re:** **BankUnited, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 28, 2010**
> **File No. 333-170203**

Dear Mr. Kanas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   In your next amendment, please fill in the numerous blanks that do not contain pricing-related information.

Prospectus Summary

Summary, page 1

2.   We note your statement that you are "building a premier, large regional bank . . . ." Please provide us with substantiation for this statement. Alternatively, you may revise to indicate that your goal is to build a premier large regional bank.

3.   Please provide us for substantiation for your statement that you were "one of the most profitable and well-capitalized bank holding companies in the United States" for the six months ended June 30, 2010.

4.   Please revise your discussion in the first paragraph of page 2 by providing information regarding the returns of North Fork's peers and the banking industry in general during the time frames discussed. Also indicate what sales multiples were common in the banking industry and with North Fork's peers at the time of North Fork's acquisition.

5.   Please provide us for substantiation for your statement that North Fork was "one of the most profitable and efficient banking companies in the United States."

The Acquisition, page 2

6.   You state on page 3 "The discount was one of the most favorable achieved relative to other FDIC-assisted transactions." However, immediately before that sentence you indicate that purchase price of the covered assets represented their fair market value at the purchase date. Please revise your disclosures regarding the degree to which the acquisition was "one of the most favorable" to highlight the fact that the significance of the discount could be viewed as evidence of the poor quality of the assets acquired and that the discount was negotiated in conjunction with the issuance of the warrant to the FDIC, allowing them to participate in the upside.

Our Competitive Strengths, page 3

7.   Here and elsewhere in the filing, please eliminate the phrase "Best-in-class management team."

8.   Please revise the first bullet point on page 4 to indicate the estimated deterioration in the Covered Assets.

9.   Following this section, please include a section captioned "Risks We Face" or something similar and provide a cross reference to the Risk Factors section.

Summary Historical Consolidated Financial Data, page 10

10.   Please revise note (4) on page 12 to define "ACI loans" for the reader.

Risk Factors, page 13

11.   Many of your risk factors are generic. Please revise the filing to eliminate risk factors that could apply to any public company or registrant in your industry. For the remaining risk factors, please specifically describe how the risks apply to you.

12.   Please eliminate the last sentence of the introductory paragraph.

13.   Please avoid making statements such as "there is no guarantee" that and "we cannot predict" whether an event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide any guarantees or make predictions.

Failure to comply with the terms of our Loss Sharing Agreements with the FDIC, page 13

14.   We note your disclosure that you may experience difficulties in complying with the requirements of the Loss Sharing Agreements. Please revise to explain more clearly the particular requirements with which you may experience difficulty complying with.

Our business is highly susceptible to credit risk, page 13

15.   We note your disclosure that "[a]lthough we have the Loss Sharing Agreements, the agreements do not cover 100% of the losses attributable to Covered Assets, and credit losses on such assets . . . could still have a material adverse effect on our operating results." However, on pages 4 and 96 you list "Limited credit risk exposure for Covered Assets" as a competitive strength. Please reconcile this disclosure.

Delinquencies and defaults in residential mortgages have recently increased, creating a backlog in courts, page 14

16.   Please disclose the length of any material delays you have experienced with respect to collecting loss share payments.

Hurricanes or other natural or man-made disasters, page 18

17.   We note your reference to "man-made" disasters. Please revise to explain the types of man-made disasters that present a material risk to your operations.

Future material weaknesses in our internal controls, pages 20 – 21

18.   Please revise this risk factor to delete the extensive language in bullet points outlining your remedial measures, as such language mitigates the risk.

Capitalization, page 33

19.   We note your disclosures in the footnotes to the financial statements regarding the vesting of your Profit Interest Units (PIUs) upon the consummation of an IPO, specifically including Note 12 of your June 30, 2010 financial statements. We also refer you to Note 15 of your December 31, 2009 financial statements, in which there appears to be unclear information as to when you will recognize compensation expense on the PIUs in connection with the consummation of an IPO, and your MD&A discussion of

compensation expense to be recorded in the quarter in which this offering occurs. Please revise this section to specifically disclose whether or not there will be any affect on your capitalization upon the consummation of the IPO as a result of the IPU's vesting and the related compensation expense. Further revise the other appropriate sections of your document to reconcile any such apparent inconsistencies or lack of transparency.

Selected Historical Consolidated Financial Information, page 36

20.   Please revise here and throughout your document to label all non-GAAP measures as such.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses, pages 43 and 52

Non-Interest Income, pages 43 and 53

21.   We note the numerous discussions throughout your document and in the footnotes to the financial statements that discuss the relationship of the loss sharing agreements that you have with the FDIC to your risk of loss on covered loans, the allowance and provision for loan losses, and various line items within the non-interest income section of the statements of income. Because loss sharing agreements are relatively new to the industry and because of the significant affect your loss sharing agreements has on your operations, we believe significant improvements can be made in providing transparency of how the loss sharing agreements affects your operations. Overall, it appears that your discussion of the loss sharing agreements and how its various elements flow through your financial statements may be confusing. For instance, clarify for a reader why an increase in the FDIC indemnification asset results in a corresponding increase in non-interest income. Clarify how provisions for loan losses on covered loans results in recording non-interest income. Consider the usefulness of tabular information on these relationships along with specific discussion of how each related item affected the other and to describe the trends each depicts.

22.   We note your general discussion of how changes in the indemnification asset occur. Please revise to disclose how changes of the variables described in the narrative affect the asset and resulted in the changes reflected in the rollforward of the asset. Discuss each line item in the rollforward, the specific factors contributing to each line item, and the related trends.

23.   Please revise to provide a tabular presentation of the components of the net loss on indemnification asset resulting from net recoveries line item, including a discussion of the specific factors that drove each of the components and to discuss the related trends.

24.   Please revise to disclose the amount of covered loans sold in 2009.

25.   Please revise to provide a discussion of the types of OREO expenses that are covered by the loss sharing agreement with the FDIC, the amount of actual expenses incurred under the agreement, and the amount of the expenses reimbursed by the FDIC for all periods. Discuss the terms of the reimbursement agreement and the related historical and expected future trends.

26.   Please revise this section and the footnotes to the financial statement to clarify what your income from resolution of covered assets line item represents and what it is reported net of. Include disaggregated information, as applicable.

Non-Interest Expense, pages 45 and 55

27.   Please revise here and throughout the document to clarify your reasons for writing off the receivable from the FDIC in 2009 even though the dispute was not resolved at that time.

28.   Please revise to specifically discuss the factors used to determine compensation expense for the PIUs in each period, how those factors changed between periods, and the related trends.

29.   Please revise here and throughout the document to discuss the reasons for the increase in the value of the warrant issued to the FDIC and how you determined the amount of the liability at June 30, 2010.

Financial Condition, page 46

30.   Please revise here and throughout the document to provide an expanded discussion of the specific nature of the investment securities covered by the loss sharing agreements with the FDIC, including the related terms of the agreements. If the FDIC has performed under this portion of the agreements, provide a related discussion of the affects on your financial condition and results of operations.   Please provide a rollforward of the specific investments and any changes between periods.

31.   Noting the percentages and thresholds of the loss sharing agreements discussed in this section, consider the potential benefit to a reader from the additional transparency that could be gained from including these variables in the discussion and in your tabular presentations. Doing so may provide increased clarification of how you determined the related amounts that are reflected in your financial statements.

Loan Portfolio, page 60

32.   You state on page 61 that the majority of post-acquisition loans are purchased loans. Revise this section as well as your Business section on page 99 to address the following:

    •   Quantify the percentage of post-acquisition loans that are purchased loans.

- Clearly explain why you are purchasing more loans than you are originating internally.

- Identify the parameters for purchasing loans that are outside the footprint of your operations.

- You disclose that the majority of your post-acquisition loans are owner occupied, full documentation loans. Quantify the percentage of such loans compared to all post-acquisition loans and identify the nature of the rest of your post-acquisition loans.

- Explain how you select loans for purchase.

- Identify the types and underwriting criteria of loans purchased since the acquisition and identify the vintage of origination of those purchased loans.

- Discuss the extent to which post-acquisition refinancing loans are modifications of loans acquired from the Failed Bank.

Impaired Loans and Non-Performing Loans, page 65

33. Please revise your table on page 66 to provide a footnote that quantifies the amount of covered loans that are excluded from your computations of nonaccrual and nonperforming loans. Revise the other sections of your filings where related ratios are presented to disclose your policy for excluding covered loans from these measures and to quantify the amount of covered loans excluded. Highlight the impact of excluding these amounts as well as the impact of your application of ASC 310-30 on these ratios, and discuss the fact that, as such, they may not be comparable to similar ratios of your peers.

Loss Mitigation Strategies, page 67

34. Revise the appropriate sections of your document to more clearly describe and quantify your loan modifications for all periods presented.

- Clearly disclose how you determine whether a loan modification is a troubled debt restructuring (TDR).

- Quantify by type of concessions made on TDRs (reduction in interest rate, payment extensions, forgiveness of principal, etc.), and discuss your success with the different types of concessions.

- Clearly disclose the total amount of TDRs at each period end by loan type, accrual status, the amount that is considered impaired, the amount charged-off during the period, and any valuation allowance at period end. Provide this information separately for your ACI loans, non-ACI, and non-covered loans.

- Specifically disclose all the factors that you consider at the time a loan is restructured to determine whether the loan should accrue interest.

- Specifically address the specific modification strategies that you use on your negative amortization loans.

- Clearly address how the loan modifications affect and are contemplated by your FDIC loss sharing agreements.

- Refer to the disclosure requirements for TDRs in Industry Guide III.

ACI Loans, page 69

35.	Please revise your disclosures here to discuss how the indemnification asset was affected by the reversal of the allowance during the six months ended June 30, 2010, related to the two pools discussed here.

Business

Our Market Area, page 97

36.	We note your disclosure regarding the non-compete agreements to which certain of your executive officers are subject. Please revise to disclose the names of these executives and to describe the scope and duration of any such agreements that could materially affect your expansion plans.

Lease financing, page 99

37.	We note your disclosure regarding the acquisition of two leasing businesses in the fourth quarter of 2010. Please revise to discuss the material terms of these transactions.

Regulation and Supervision, page 103

38.	You may not qualify this section by reference to the full text of the statutes, regulations and policies that are described. Please revise to eliminate the qualification and indicate that all material information is discussed.

BankUnited as a Federal Savings Association, page 103

39.	Please revise this section to discuss what you believe are the practical implications of shifting regulatory jurisdiction over BankUnited from the OTS to the OCC. Do the same in the next section with respect to your regulatory jurisdiction shift.

Management

Composition of Board, page 119

40.   Please revise to indicate the term of office for each of your directors. Refer to Item
      401(a) of Regulation S-K.

Compensation Committee, page 120

41.   Please revise to clarify whether each member of your compensation committee, at the
      time of the offering, will be "independent" under the applicable rules and regulations of
      the SEC and the NYSE.

Compensation Discussion and Analysis

Discretionary Cash Bonuses, page 124

42.   We note your disclosure that "Messrs. Kanas, Pauls, Bohlsen and Singh are eligible to
      receive discretionary cash bonuses, as determined in the sole discretion of our Board."
      Please disclose how your Board will determine the amount of any such cash bonus. Refer
      to Item 402 of Regulation S-K.

Underwriters

Relationships with Underwriters, page 159

43.   Please revise to specify the services that the underwriters have engaged in for you and
      identify the relevant underwriters.

BankUnited Inc. and Subsidiaries - Consolidated Balance Sheet, page F-2

44.   Please revise the face of the balances sheets on pages F-2 and F-28 to separately disclose,
      either parenthetically or in separate line items, the assets covered by the loss sharing
      agreements.

45.   Please revise the interim balance sheet on page F-2 to clarify that the information for the
      period ended December 31, 2009 was derived from audited financial statements.

Note 3. Investment Securities Available for Sale, page F-10

46.   Please revise to provide a more robust discussion of the exchange of equity securities for
      other equity securities.

Note 4. Loans, page F-11

47.   Please provide a breakdown of your charge-offs by ACI loans, non-ACI loans, and non-covered loans.

BankUnited, Inc. – Consolidated Financial Statements for the period from April 28, 2009 (date of inception) through December 31, 2009

Note 1. Summary of Significant Accounting Policies

Allowance for Loan Losses, page F-38

48.   Please revise to disclose whether management believes that the Allowance for Loan Losses (ALL) is "appropriate" at each balance sheet date based on the requirements of US GAAP. The reference to adequacy of the ALL refers to whether the ALL is sufficient for the risk inherent in the portfolio as of the balance sheet date and does not necessarily mean that the level of the ALL is appropriate under GAAP.

 Note 7. Other Real Estate Owned, page F-58

49.   Please revise your table of Other Real Estate Owned to separately present your covered assets from non-covered assets.

Exhibits

50.   Please include the Loss Sharing Agreements in the exhibit index and indicate that they are included as Annexes to the Purchase and Assumption Agreement.

51.   It appears that certain schedules and/or exhibits have not been included in exhibit 10.1. Please refile the exhibit in its entirety.

52.   We note that you have yet to file a number of exhibits. Please file these exhibits with your next amendment. In addition, please file as exhibits the acquisition agreements, described on page 99, pursuant to which you acquired United Capital Business Lending and Pinnacle Public Finance in the fourth quarter of 2010, and the LLC Agreement, described on page 125, which contemplates the Reorganization.

53.   We note your disclosure in Item 14 on page II-2 that you intend to enter into indemnification agreements with each of your directors and officers prior to completion of the offering. Please file the form of such agreements as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel

cc.   (facsimile only)
        Mr. Richard B. Aftanas
        Skadden, Arps, Slate, Meagher & Flom LLP
        (917) 777-4112